Exhibit 2.1
EXECUTION VERSION

MEMBERSHIP PURCHASE AGREEMENT
by and among
CORELOGIC SOLUTIONS, LLC,
AS BUYER
and
WELLS FARGO BANK, N.A.,
and
WELLS FARGO CENTRAL PACIFIC HOLDINGS, INC.,
AS SELLERS

Dated as of December 31, 2015

MEMBERSHIP PURCHASE AGREEMENT
THIS MEMBERSHIP PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of December 31, 2015, by and among CoreLogic Solutions, LLC, a California limited liability company (“Buyer”) and Wells Fargo Bank, N.A., a national banking association (f/k/a Norwest Mortgage, Inc.) (“WFB”) and Wells Fargo Central Pacific Holdings, Inc., a California corporation (“WFCPH”) (each of WFB and WFCPH shall be referred to as a “Seller” and together as the “Sellers”). Buyer and each Seller are each referred to herein as a “Party” and collectively as the “Parties”.
W I T N E S S E T H
WHEREAS, WFB, directly or through its affiliates, owns 49.9% of the issued and outstanding membership interests in RELS LLC (the “Company Interests”), a Delaware limited liability company (the “Company”), and Buyer owns the remaining 50.1% of such membership interests; and

WHEREAS, the Company owns 100% of the issued and outstanding membership interests of Valuation Information Technology, LLC (d/b/a Rels Valuation), an Iowa limited liability company engaged in the business of appraisal management (“Valuation”), which entity is the principal operating subsidiary of the Company; and

WHEREAS, WFCPH, an affiliate of WFB, owns 49.9% of the issued and outstanding membership interests in RELS Title Services, LLC, an inactive Delaware limited liability company that previously owned subsidiaries engaged in the business of title agency (“Title”) (the membership interests in Title shall be referred to as the “Title Interests”; and, together with the Company Interests shall be referred to collectively as the “Interests”); and

WHEREAS, the Company owns 50% and Title owns 50% of RELS Management Company, LLC, a Delaware limited liability company (“Management Services”); and

WHEREAS, Sellers have informed Buyer that they no longer desire to hold the Interests, and Buyer has informed Sellers that Buyer desires to purchase the Interests; and

WHEREAS, in order to inform the determination by the Parties of a mutually acceptable price at which WFB would sell and Buyer would buy the Company Interests, WFB and Buyer entered into an agreement on Fair Market Value Determination, dated August 5, 2015, pursuant to which the Parties agreed to direct the Company to engage a financial advisory firm to perform a valuation of the Company’s business; and

WHEREAS, the financial advisory firm was (i) instructed that there is no and will not be exclusivity nor any guaranty or assurance that WFB will direct any minimum referral volume for settlement services of any kind whatsoever to Valuation, Buyer or any of their respective affiliates and (ii) provided various potential appraisal business and volume scenarios that Valuation could earn based on its performance and ability to compete favorably with other potential providers; and

WHEREAS, based on the financial advisory firm’s valuation model and on the Parties’ judgment as to the most reasonably practicable business scenario and assumptions and amount of cash to be left in Company and Title as of the Closing Date (as defined below), the Parties mutually agreed to the sales price reflected in this Agreement.

NOW, THEREFORE, in consideration of the conditions and mutual promises herein contained, and for other good and valuable consideration the receipt and adequacy of which is hereby acknowledged, the Parties hereto hereby agree as follows:

SECTION 1.
DEFINITIONS
For purposes of this Agreement:

“Affiliates” means with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.
“Agreement” has the meaning set forth in the preamble.
“Buyer” has the meaning set forth in the preamble.
“Closing” has the meaning set forth in Section 3.1.
“Closing Date” has the meaning set forth in Section 3.1.
“Company” has the meaning set forth in the preamble.
“Company Interests” has the meaning set forth in the preamble.
“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “controlled by” “under common control with” and “controlling” shall correlative meanings.
“Indemnification Cap” has the meaning set forth in Section 6.1(b)(ii).
“Interests” has the meaning set forth in the preamble.
“Losses” has the meaning set forth in Section 6.1.
“Management Services” has the meaning set forth in the preamble.
“MSA” means that certain Master Service Agreement entered into by and between Valuation and WFB effective as of December 21, 2012, as amended.
“Party” and “Parties” have the meaning set forth in the preamble.
“Pension Obligations” has the meaning set forth in Section 7.1.
“Pension Plan” means the [RELS LLC] Pension Plan.
“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity.
“Purchase Price” has the meaning set forth in Section 2.2.
“SOWs” has the meaning set forth in Section 3.2.
“Subsidiary” means, with respect to any specified Person, any corporation, partnership, limited liability company, or other entity of which 50% or more of the outstanding capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other managers of such corporation, partnership, limited liability company, or other entity is at the time directly or indirectly owned by, or the management is otherwise controlled by, such Person.
“Title” has the meaning set forth in the preamble.

“Title Interests” has the meaning set forth in the preamble.
“Valuation” has the meaning set forth in the preamble.
“WFB” has the meaning set forth in the preamble.
“WFCPH” has the meaning set forth in the preamble.
SECTION 2.
SALE AND PURCHASE

2.1    Sale and Purchase of Interest. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers agree to sell, assign, transfer and deliver to Buyer all of the Interests, and Buyer agrees to purchase from the Sellers all of the Interests.

2.2    Purchase Price. In full consideration for the sale and transfer of the Interests, Buyer shall pay to the Sellers at the Closing $65,000,000 (Sixty-Five Million Dollars) as calculated below, payable in cash by wire transfer of immediately available funds to such account as the Sellers shall have designated in writing to Buyer at least three (3) business days prior to the Closing Date, and funded on the day of Closing or the next business day if the Closing Date falls on a weekend or a holiday, which amount is collectively referred to as the “Purchase Price”:

(a)	$60,000,000 (Sixty Million Dollars) for the Company Interests; plus

(b)	$14,000,000 (Fourteen Million Dollars) which represents WFB’s 49.9% of the Company’s Partners Capital as of the Closing; plus

(c)	$1 (One Dollar) for the Title Interests; less

(d)	$9,000,000 (Nine Million Dollars), which represents Sellers’ collective obligation with respect to 49.9% of the unfunded pension liability under the Pension Plan.

SECTION 3.
CLOSING; COMPANY ACCOUNTS AND DELIVERIES
3.1    Closing. Subject to satisfaction or waiver of the conditions set forth in Section 7 below, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Buyer located at 40 Pacifica, Suite 900, Irvine, California 92618, effective at 11:59 p.m. local time on December 31, 2015 or at such other time and place and on such other date as the Parties shall mutually agree in writing (the “Closing Date”).

3.2    Deliveries by Sellers. At the Closing, the Sellers shall deliver, or cause to be delivered, to Buyer the following items:

a.	An assignment of membership interest, conveying the sale and transfer of the Interests to Buyer, in a form reasonably satisfactory to Buyer.

b.	Written resignations of the directors, operating committee and subcommittee members and officers of each of the Company and Title set forth on Schedule A.

c.
A consent to change of control and assignment of the MSA and any Statements of Work (“SOWs”) containing change in control provisions, duly executed by the respective parties thereto, in a form reasonably acceptable to Buyer.

3.3    Deliveries by Buyer. At the Closing, the Buyer shall deliver, or cause to be delivered, to the Sellers the following items:

a.	The Purchase Price to the Sellers, paid and allocated in accordance with Section 2.2.

SECTION 4.
REPRESENTATIONS AND WARRANTIES
4.1    Representations of the Sellers. The Sellers jointly and severally represent and warrant to Buyer, as of the Closing Date, as follows:

a.
Ownership and Transfer of Interests. WFB is the record and beneficial owner of the Company Interests and WFPCH is the record and beneficial owner of the Title Interests. Upon the Closing, the Sellers will transfer to Buyer good and valid title to the Interests, free and clear of all liens, claims, security interests and any other encumbrances and restrictions. There are no outstanding options or other beneficial interests in relation to any other membership interests or other capital stock of the Company or Title.

b.
Organization, Standing and Authority of Sellers. WFB is a national association duly formed, validly existing and in good standing. WFPCH is a corporation duly formed, validly existing and in good standing under the laws of the State of California. Each Seller has the requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder. The execution, delivery and performance of this Agreement by the Sellers has been duly authorized and approved by all necessary company action of the Sellers. This Agreement has been duly executed and delivered by the Sellers and, assuming the due execution of Buyer, constitutes the Sellers’ valid and binding agreement, enforceable against the Sellers in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws and equitable principles relating to or affecting the rights of creditors generally from time to time in effect.

c.
No Notice, Consents or Approvals. The Sellers need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any person or entity that will not have already been obtained as of the Closing Date in order to consummate the transactions contemplated by this Agreement.

d.	Legal Proceedings. The Sellers are not subject to any judgment, order or decree entered in any lawsuit or proceeding which could adversely affect Sellers’ ability to transfer the Interests hereunder.

e.
No Violation or Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby by the Sellers, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency or court to which they are subject or any provision of their respective articles of organization or governing documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument or other material arrangement related to the Interests to which they are a party or by which they are bound or to which the Interests are otherwise subject (or result in the imposition of any lien, security interest or other encumbrance upon the Interests).

4.2    Representations of Buyer. Buyer represents and warrants to the Sellers, as of the Closing Date, as follows:

a.
Organization, Standing and Authority of Buyer. Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California. Buyer has the requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement has been duly authorized and approved by all necessary company action of Buyer. This Agreement has been duly executed and delivered by Buyer and, assuming the due execution of each Seller, constitutes Buyer’s valid and binding agreement, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency or similar laws and equitable principles relating to or affecting the rights of creditors generally from time to time in effect.

b.
No Notice, Consents or Approvals. Buyer need not give any notice to, make any filing with, or obtain any authorization, license, consent or approval of any person or entity that will not have already been obtained as of the Closing Date in order to consummate the transactions contemplated by this Agreement.

c.
No Violation or Conflict. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby and thereby by Buyer, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency or court to which it is subject or any provision of its articles of organization or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any material agreement, contract, lease, license, instrument or other material arrangement to which it is a party or by which it is bound or to which any of its material assets is subject (or result in the imposition of any lien, security interest or other encumbrance upon any of their respective assets).

d.	Legal Proceedings. Buyer is not subject to any judgment, order or decree entered in any lawsuit or proceeding which could adversely affect Buyer’s ability to acquire the Interests hereunder.

e.
Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

f.
Buyer’s Investigation and Reliance. Buyer is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the transactions contemplated hereby. Buyer is not relying on any statement, representation or written, oral or written, express or implied, made by the Company, the Sellers or any of their respective Affiliates, except as expressly set forth in Section 4.1.

4.3    No Other Representations. Except for the representations and warranties contained in either Section 4.1 or Section 4.2, none of the Parties to this Agreement, nor any other Person, has made or makes any other express or implied representation or warranty either written or oral, at law or in equity, on behalf of a Party or any of their respective Affiliates. Each of the Sellers and the Buyer hereby disclaims all other representations and warranties of any kind whatsoever, express or implied, written or oral, at law or in equity, whether made by or on behalf of the Sellers, the Buyer or any other Person. Without limiting the foregoing, neither Party makes any representation, warranty or guaranty of any kind whatsoever, express or implied, written or oral, at law or in equity regarding the success, profitability or value of the Company or any of its Subsidiaries.

4.4    Survival of Representations. The representations and warranties of the Parties contained in this Section 4 are made of the date of this Agreement and as of the Closing Date and shall survive the Closing as follows:

a.	Sections 4.1(a), 4.1(b), Section 4.2(a) and Section 4.3 shall survive indefinitely.

b.	The remaining representations and warranties in Section 4 shall survive the Closing for six (6) months after the Closing Date.

SECTION 5.
COVENANTS
5.1    Volume Allocation. The Parties mutually agree that there is no, nor will there be any, agreement of exclusivity, guaranty or assurance of any kind that the Sellers will direct a specified or minimum referral volume for settlement services, directly or indirectly, to Valuation, Buyer or any other person on their behalf. The Parties further mutually agree that upon the consummation of the transactions contemplated hereby, the Sellers will allocate all future referral volume for settlement services of any kind to the Sellers’ respective vendors at their discretion in accordance with the Sellers’ vendor management criteria, which may include: full compliance with all applicable laws and regulations, vendor capacity, service reliability, service quality, product pricing, information and data security, volume/market share concentration, financial viability, capital levels, and other factors as the Sellers shall determine from time to time in their sole discretion.

5.2    Reasonable Best Efforts. The Parties hereto shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

5.3    Further Assurances. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Section 6 below).

SECTION 6.
INDEMNIFICATION
6.1    Indemnification by the Sellers.

a.
Each Seller shall, jointly and severally, indemnify, defend and hold Buyer and its affiliates (including, after the Closing, the Company and the Subsidiaries) and each of their respective officers, directors, managers, stockholders, members, employees, agents, and each successor and assign thereof harmless from and against any losses, liabilities obligations, damages, costs and expenses (including reasonable attorney fees, expert fees and court costs) (collectively, “Losses”) incurred, suffered or paid as a result of or arising out of (i) the failure of any representation or warranty made by either Seller in Section 4.1 to be true and correct as of the Closing Date (which representations and warranties shall survive for the period as set forth in Section 4.3) or (ii) either Seller’s operation of its business.

b.
The Sellers’ cumulative obligations under this Section 6.1, shall not exceed with respect to a breach of (i) Sections 4.1(a) or (b), the Purchase Price and (ii) Section 4.1(c)-(e), shall not exceed 25% of the Purchase Price (“Indemnification Cap”); provided that the Indemnification Cap will not apply to any claims involving fraud by the Sellers.

6.2    Indemnification by Buyer.

a.
Buyer shall indemnify, defend and hold the Sellers and their respective officers, directors, managers, stockholders, members, employees, agents, successors and assigns harmless from and against any Losses incurred, suffered or paid as a result of or arising out of (i) the failure of any representation or warranty made by Buyer in Section 4.2 to be true and correct as of the Closing Date (which representations and warranties shall survive for the period as set forth in Section 4.3);

(ii) any liabilities of the Company, Title, Buyer and/or their Affiliates arising, coming due or otherwise payable or dischargeable after the Closing Date; and (iii) Company, Title, Buyer’s and/or their Affiliates’ operation of their respective business.

b.
Buyer’s cumulative obligation under this Section 6.2, shall not exceed with respect to a breach of (i) Sections 4.2(a), the Purchase Price, and (ii) Section 4.2(b)-(e), the Indemnification Cap; provided that the Indemnification Cap will not apply to any claims involving fraud by the Buyer.

6.3    Survival of Indemnity Obligations. The obligations to indemnify, defend and hold harmless under this Section 6 shall survive the Closing until the expiration of applicable limitations set forth in Section 4.3; provided that, Buyer’s indemnification obligations under Section 6.2(b) shall survive indefinitely.

SECTION 7.
POST-CLOSING OBLIGATIONS
7.1    Pension Termination. Following the Closing, Buyer, as the sole owner of the Company and its Subsidiaries, shall have all responsibility and authority to administer the Pension Plan and to effectuate the termination of the Pension Plan, including all necessary government filings and participant communications. Notwithstanding Section 7.2 below, the Parties agree that after the Closing, neither the Sellers nor any of their respective Affiliates shall, directly or indirectly, have any liability of any kind whatsoever with respect to the Company’s and its Subsidiaries’ obligations with respect to the Pension Plan, including Pension Plan funding and fees and expenses associated with the administration and termination of the Pension Plan (collectively, “Pension Obligations”).

7.2    Reasonable Assurances. The Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations, including the preparation of any required financial statements or audits related thereto, to consummate and make effective the transactions contemplated by this Agreement. In addition, from time to time after the Closing, if further action is necessary or desirable to carry out the purpose of this Agreement, each of the Parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request.

7.3    Survival of Post-Closing Obligations. The post-closing obligations set forth in this Section 7 shall survive the Closing until the Pension Obligations are satisfied.

SECTION 8.
MISCELLANEOUS
8.1    Entire Agreement. This Agreement constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and supersede all other prior agreements or understandings of the Parties with respect to such subject matter.

8.2    Expenses. Except as expressly provided herein, each Party shall bear its own (a) costs incurred as a result of the transfer of the Interests, including payments to third parties, if any, to obtain their consent to such transfer and (b) professional fees and related costs (including fees and costs of investment bankers, accountants, attorneys, benefits specialists, tax advisors, tax return preparers and appraisers) incurred by it in connection with the preparation, execution and delivery of this Agreement and the transactions contemplated hereby and thereby.

8.3    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.

8.4    Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by either Party, other than by operation of law, except that the Buyer may assign any of its rights, interests or obligations hereunder to any of its affiliates. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

8.5    Amendments. No amendments hereto shall be effective unless in writing signed by both Parties.

8.6    Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

8.7    No Third Party Beneficiaries. Except for indemnified parties under Section 6, each Party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any person other than the Parties hereto.

8.8    Notices. Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by facsimile, by U.S. registered or certified mail (postage prepaid, return receipt requested), overnight delivery service, personal courier, addressed as follows:

if to Sellers, to:
Wells Fargo Bank, N.A.
2650 Wells Fargo Way
Minneapolis, Minnesota 55408
Facsimilie:
Attn: [Name]

With a copy to (which shall not constitute notice hereunder):

Wells Fargo Bank, N.A.
45 Fremont St., 27th Floor
MAC # A0194-279
San Francisco, CA 94105
Facsimile: [Number]
Attn: M. Keith Jackson, Senior Counsel

if to Buyer, to:
CoreLogic Solutions, LLC
40 Pacifica, Suite 900
Irvine, California 92618
Facsimile:    (949) 214-1030
Attention:    General Counsel

or such other address or number as shall be furnished in writing by a Party, and such notice or communication shall be deemed to have been given: (a) if sent by U.S. registered or certified mail, three business days after deposit in the U.S. mail; (b) if sent overnight by FedEx or other overnight delivery service, one business day after delivery to such service; (c) if sent by personal courier, upon receipt; and (iv) if sent by facsimile, one business day after transmission with confirmed transmission report.
8.9    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or other form of scanned copy), each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

*        *        *

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on the day and year first above written.
Sellers:
WELLS FARGO BANK, N.A.

By:	/s/ Greg D. Cook
Name: Greg D. Cook
Title: SVP
WELLS FARGO CENTRAL PACIFIC HOLDINGS, INC.

By:	/s/ Greg D. Cook
Name: Greg D. Cook
Title: Authorized Representative

Buyer:
CORELOGIC SOLUTIONS, LLC

By:	/s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Operating and Financial Officer